UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Decision on Share Exchange

On March 26, 2026, the Board of Directors of SK Telecom Co., Ltd. (the “Company” or “SK Telecom”) approved the Company’s proposed share exchange pursuant to which all shares of SK Broadband Co., Ltd. (“SK Broadband”), other than those currently held by the Company, will be exchanged for cash (the “Share Exchange”), such that SK Broadband will become a wholly-owned subsidiary of the Company following the Share Exchange.

1. Classification			Share exchange

— Form of exchange or transfer			Small-scale

2. Subject entity of share exchange or transfer	A. Company name		SK Broadband Co., Ltd.
	B. Representative		Seong Soo Kim
	C. Principal business		Fixed-line telecommunications service
	D. Relationship to the Company		Subsidiary
	E. Total number of issued and outstanding shares		401,662,277 common shares
	F. Summary financial data of latest fiscal year (Won)	Total assets	6,821,946,601,782
		Total liabilities	3,795,783,028,649
		Total equity	3,026,163,573,133
		Share capital	2,010,227,225,000

3. Share exchange or transfer ratio

SK Telecom : SK Broadband = 1 : 0.1916882

The shares of SK Broadband held by shareholders of SK Broadband, other than those currently held by SK Telecom, as of the date of the Share Exchange, will be transferred to SK Telecom in exchange for Won 15,032 per common share.

4. Calculation of the share exchange or transfer ratio

(1) Share exchange price of parent company (SK Telecom)

1) Reference market price of parent company (SK Telecom)

The reference market price of SK Telecom was calculated, pursuant to Article 176-5(1) of the Enforcement Decree of the Financial Investment Services and Capital Markets Act of Korea (the “FSCMA”), as the arithmetic mean of (i) the volume-weighted average closing share prices over the most recent one-month period, (ii) the volume-weighted average closing share prices over the most recent one-week period and (iii) the closing share price on the most recent day, in each case calculated with the base date being March 25, 2026, which is the day immediately preceding the earlier of (a) the date of the resolution by the board of directors regarding the Share Exchange (March 26, 2026) and (b) the date of execution of the share exchange agreement (March 27, 2026).

Moreover, pursuant to Article 176-6(2) and Article 176-5(1)(ii) of the Enforcement Decree of the FSCMA, in the case of a share exchange between a listed company and an unlisted company, the exchange price of the listed company may be determined by applying a premium or discount within a range of 10 percent to the value calculated in accordance with the method described above. The Share Exchange constitutes a share exchange between affiliated companies, and, as agreed upon following review by and mutual negotiations between the boards of directors of SK Telecom and SK Broadband, the reference market price calculated as described above has been applied as the share exchange price for SK Telecom without any premium or discount.

•

Volume-weighted average closing share prices over the most recent one-month period (February 26, 2026 – March 25, 2026): Won 77,511

•

Volume-weighted average closing share prices over the most recent one-week period (March 18, 2026 – March 25, 2026): Won 77,946

•

Closing share price on the most recent day (March 25, 2026): Won 79,800

•

Reference market price (arithmetic mean): Won 78,419

2) Asset value of parent company (SK Telecom)

The asset value per common share of SK Telecom was calculated, pursuant to Article 5 of the Enforcement Rules of the Regulations on the Issuance and Disclosure of Securities, by dividing the net asset value (determined by adjusting certain items from the total shareholders’ equity shown in the separate financial statements as of the end of the most recent fiscal year preceding the fiscal year in which the major event report is submitted) by the total number of issued shares as of the valuation base date. The details of the calculation of the asset value per common share of SK Telecom Co., Ltd. are as follows:

•

Total shareholders’ equity (based on the separate statement of financial position as of the end of the most recent fiscal year): Won 11,991,050 million

•

Adjustment items: Won 665,748 million

•

Additions: Won 1,404,213 million

•

Deductions: Won 738,465 million

•

Adjusted net asset value: Won 12,656,798million

•

Total number of issued common shares: 214,790,053 common shares

•

Asset value per common share: Won 58,926

Pursuant to Article 176-5(1)(2)(a) of the Enforcement Decree of the FSCMA, the share exchange price of a listed company shall, in principle, be based on the reference market price; provided, however, that where the reference market price is lower than the asset value, the asset value may be used instead.

In the case of SK Telecom, a listed company, the reference market price exceeds the asset value, and accordingly, the reference market price was used to determine the share exchange price.

•

Reference market price: Won 78,419

•

Asset value per common share: Won 58,926

•

Share exchange price: Won 78,419

(2) Pursuant to Article 176-5 of the Enforcement Decree of the FSCMA, Article 5-13 of the Regulations on the Issuance and Disclosure of Securities, and Articles 4 through 6 of the Enforcement Rules thereof, the share exchange price of an unlisted company is required to be determined based on its intrinsic value (calculated as the weighted arithmetic mean of the asset value and the profit value at weights of 1 and 1.5, respectively). Accordingly, in calculating the share exchange price of SK Broadband, an unlisted company, its intrinsic value was applied.

•

Asset value: Won 7,011

•

Profit value: Won 20,379

•

Intrinsic value (weighted arithmetic mean): Won 15,032

•

Share exchange price: Won 15,032

(3) Calculation of share exchange ratio

The share exchange ratio of the Share Exchange is 1 (SK Telecom) to 0.1916882 (SK Broadband). In lieu of issuing new shares, SK Telecom intends to pay cash consideration of Won 15,032 per common share to shareholders of SK Broadband other than SK Telecom.

5. Matters relating to external appraisal	External appraisal	Applicable
• Basis for external appraisal

Pursuant to Article 176-6(4) of the Enforcement Decree of the FSCMA, in the case of a comprehensive share exchange, an external appraisal must be obtained regarding the fairness of the share exchange ratio.

	Name of external appraisal institution	Deloitte Anjin LLC
	Period of external appraisal	March 3, 2026 – March 26, 2026
	Assessment of external appraisal	Appropriate

6. Purpose of the share exchange or transfer		By converting SK Broadband into a wholly-owned subsidiary of SK Telecom, the Company aims to enhance management efficiency and flexibility, create business synergies with SK Telecom, and thereby enhance enterprise value.

7. Main impact and effect of the share exchange or transfer

(1) Main impact and effect on the Company’s management

Upon completion of the Share Exchange, there will be no change in the share ownership interest of SK Telecom’s existing shareholders or corporate governance structure and management of SK Telecom, and SK Telecom and SK Broadband will continue to exist as a parent company and its wholly-owned subsidiary, respectively.

(2) Main impact and effect on the Company’s operations and financial position

The Share Exchange will not have any material direct impact on the financial condition of SK Telecom or SK Broadband. However, through the Share Exchange, SK Broadband will become a wholly—owned subsidiary of SK Telecom, thereby enabling the establishment of an efficient management system capable of responding flexibly to changes in the external environment and enhancing overall management efficiency through more prompt and flexible decision-making.

8. Timeline of the share exchange or transfer	Date of share exchange agreement		March 27, 2026
	Record date of shareholders		April 10, 2026
	Closure of the shareholder register	From	—
		To	—
	Period for notification of intent to dissent from share exchange or transfer	From	April 10, 2026
		To	April 24, 2026
	Expected date of general meeting of shareholders		April 27, 2026
	Date of share exchange or transfer		May 29, 2026
9. Name of parent company after share exchange or transfer			SK Telecom Co., Ltd.
10. Matters relating to appraisal rights

Shareholders of SK Telecom dissenting from the Share Exchange are not granted any appraisal rights as the Share Exchange will proceed in accordance with the procedures for a small-scale share exchange set forth in Article 360-10 of the Korean Commercial Code (the “KCC”).

11. Back-door listing			Not applicable
12. Back-door listing of other entities			Not applicable
13. Date of resolution by the board of directors			March 26, 2026
• Attendance of outside directors		Present	5
		Absent	0
• Attendance of auditors			—
14. Put option			Not applicable

15. Submission of registration statement	Not applicable

• Grounds for exemption	SK Telecom is not required to submit a registration statement because it will pay cash in lieu of issuing new shares for the Share Exchange and will not offer or sell securities.

16. SK Broadband, which will become a wholly-owned subsidiary through the Share Exchange, plans to review various restructuring measures aimed at enhancing management efficiency in its existing business and securing future growth drivers through closer cooperation between the two companies. If any related resolutions are adopted by the board of directors in the future, the Company intends to make the necessary disclosures in accordance with applicable disclosure regulations.

17. Other matters relating to investment decision

A. “Summary financial data of latest fiscal year (Won)” in Item 2.F. above is as of the end of the fiscal year 2024.

B. As SK Telecom will proceed with the Share Exchange as a small-scale share exchange in accordance with Article 360-10(1) of the KCC, the approval of the board of directors for the Share Exchange may substitute for the approval of a general meeting of shareholders in accordance with Article 360-10(4) of the KCC. In Item 8 above, “Expected date of general meeting of shareholders” refers to the expected date of the meeting of the board of directors.

C. Regarding the 383,168 treasury shares already held by SK Broadband, the company is proceeding with cancellation of such treasury shares pursuant to a board resolution passed on March 25, 2026. In addition, SK Broadband plans to cancel, by a resolution of the board of directors on May 27, 2026, any treasury shares acquired as a result of dissenting shareholders exercising their appraisal rights in connection with the Share Exchange, prior to the effective date of the Share Exchange, in accordance with the proviso of Article 343(1) of the KCC.

D. In the case of SK Telecom, as the Share Exchange will proceed in accordance with the procedures for a small-scale share exchange set forth in Article 360-10 of the KCC, appraisal rights will not be granted to dissenting shareholders. However, in accordance with Article 360-10(5) of the KCC, if shareholders holding 20% or more of the total issued shares of SK Telecom oppose the Share Exchange, the transaction cannot proceed in accordance with the procedures for a small-scale share exchange and the share exchange agreement may be terminated. The period for submitting notices of objection to the small-scale share exchange is from April 10, 2026 to April 24, 2026.

E.  In the event that a resolution for the approval of the share exchange agreement is not passed by the board of directors of SK Telecom or the board of directors of SK Broadband, the share exchange agreement shall lose effectiveness retroactively by notice to the parties.

F.  If any of the following events occur under the share exchange agreement, the agreement (for the purposes of this Item 17.F., this “Agreement”) may be amended or terminated:

Article 10 (Effectiveness, Amendment and Termination of this Agreement)

(1)   This Agreement shall become effective upon execution.

(2)   This Agreement may be terminated at any time prior to the share exchange date by written agreement between the parties.

(3)   Prior to the share exchange date, this Agreement may be terminated by written notice from one party to the other party upon the occurrence of any of the following events; provided, however, that a party responsible for the occurrence of any such event may not terminate this Agreement on the basis thereof:

1.  Where shareholders holding 20% or more of the total issued shares of SK Telecom notify in writing their objection to the share exchange in accordance with Article 360-10(5) of the Korean Commercial Code.

2.  Where either party materially breaches any representation and warranty, covenant or other obligation under this Agreement, and such breach is either incapable of being cured or is not cured within ten (10) business days from the date the non-breaching party requests in writing that such breach be remedied, in which case the non-breaching party may terminate this Agreement.

3.  Where it becomes evident that some or all of the conditions precedent set forth in Article 8 cannot be satisfied, either party may terminate this Agreement.

(4)   Notwithstanding the termination of this Agreement, the provisions of Articles 10 through 13 and any other provisions which by their nature are intended to survive shall remain in full force and effect even if this Agreement is terminated for any reason.

G. The matters and timeline above may change subject to agreement or approval by relevant authorities or by agreement between the contracting parties.

H. Other matters related to the Share Exchange that have not been determined by the board of directors will be delegated to the representative director.

I.   This disclosure also satisfies the disclosure requirements stipulated in Article 26 (Board Approval and Disclosure of Large-Scale Internal Transactions) of the Korean Monopoly Regulation and Fair Trade Act, and accordingly, this disclosure shall substitute for such required disclosure.

J.   As the Share Exchange does not satisfy the requirements set forth in Article 38 of the Restriction of Special Taxation Act, capital gains (i.e., the amount calculated by deducting the acquisition cost and transfer expenses from the transfer price) realized by shareholders of SK Broadband may be subject to corporate tax or capital gains tax. As the method of fulfilling tax obligations and the tax burden may vary depending on individual circumstances such as the shareholder’s ownership ratio and value, whether the shareholder is a corporation or an individual, and nationality, please refer to the relevant laws and regulations. Meanwhile, a securities transaction tax equivalent to 0.35% of the transfer value will be imposed upon the Share Exchange.

K. For shareholders of SK Telecom that hold their shares in the form of American Depositary Receipts (“ADRs”) to submit a notice of dissent, please contact Claire Sempleof Computershare at +1-201-222-4774 for the relevant dissent form applicable to SK Telecom’s ADR holders. Completed forms need to be emailed to Citibank, N.A., as depositary, prior to 4:00 p.m. (New York City time) on April 21st, 2026 at email address: claire.semple@computershare.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Taehee Kim
(Signature)
Name:	Taehee Kim
Title:	Vice President

Date: March 26, 2026